Mail Stop 6010


						July 21, 2005



VIA U.S. MAIL AND FAX (732) 287-5566

Mr. Samuel Eichenbaum
Vice President, Finance, Chief Financial Officer and Treasurer
New Brunswick Scientific Co., Inc.
44 Talmadge Road
Edison, New Jersey 08817

	Re:	New Brunswick Scientific Company, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 31, 2005
      File No. 0-6994


Dear Mr. Eichenbaum:

      We have reviewed your response dated July 11, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 9A. Conclusions About Effectiveness of Disclosure Controls,
page
58

1. We refer to our prior comment 4 in our letter dated June 27,
2005
and understand your conclusion regarding your disclosure controls and procedures is that your controls and procedures were not effective as of the evaluation date due to the material weakness resulting from the misapplication of SFAS 133. As discussed in our prior comment please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Form 10-Q for the quarter ended April 2, 2005

Note 3 - Interest rate swaps, page 8

2. We refer to our prior comment 5 in our letter dated June 27, 2005.
Please further clarify why you believe the referenced change in the designation of the swaps to effective hedges complies with SFAS
133.
Please include the following in your response:

* Please clarify for us the inception date of the interest rate swaps. Tell us why hedge designation is consistent with paragraph
28
of SFAS 133 which requires hedge designation to occur at the inception of the hedging instrument.

* Clarify for us the nature of the $146,000 that will be recognized into income over the remaining lives of the interest rate swaps and why you believe this accounting treatment is appropriate. In your Form 10-Q disclosure you state that this represents the negative fair value at the designation date, however, in your response to our prior letter you imply that this is the estimated amount of ineffectiveness over the remaining life of the swap agreements.

* Tell us if you believe the transition guidance in paragraphs 48-
56
of SFAS 133 impacts you and, if so, how you have applied such guidance.



      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela
Crane,
Accounting Branch Chief, at (202) 551-3554.


								Sincerely,


								Jay Webb
								Reviewing Accountant

Mr. Samuel Eichenbaum
New Brunswick Scientific Co., Inc.
July 21, 2005
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